Innovive Pharmaceuticals, Inc.
555 Madison Ave, 25th Floor
New York, New York 10022

November 17, 2005

VIA EDGAR

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovive Pharmaceuticals, Inc.
Registration Statement on Form 10 (File No. 000-51534)

Dear Mr. Riedler:

Innovive Pharmaceuticals, Inc. hereby requests the withdrawal, without prejudice, of the above-referenced general form for registration of securities on Form 10.

The Securities and Exchange Commission has not declared the above-referenced registration statement effective. Innovive’s grounds for withdrawal are to prevent the registration statement from becoming effective by lapse of time 60 days after the date of its original filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, before Innovive has resolved all outstanding comments on the registration statement with the Commission.

Sincerely,

INNOVIVE PHARMACEUTICALS, INC.

/s/ Steven Kelly
Steven Kelly
President